[PROTECTIVE LOGO]

MAX BERUEFFY
Senior Associate Counsel

Writer’s Direct Number: (205) 268-3581
Facsimile Number: (205) 268-3597
Toll-Free Number: (800) 627-0220
E-mail: max.berueffy@protective.com

August 22, 2007

VIA E-MAIL DELIVERY

Sally Samuel, Esq.
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Protective Variable Annuity Separate Account
Protective Life Insurance Company
File No. 333-145621; 811-8108.

Dear Ms. Samuel:

Enclosed is a courtesy copy of a new registration statement on Form N-4 for Protective Life Insurance Company and the Protective Variable Annuity Separate Account, which was filed with the Commission on August 22, 2007. The registration statement was filed to register a new variable annuity contract to be issued by Protective Life through the separate account.

The disclosure in the new registration statement is substantially similar to Post-Effective Amendment No. 5 to the registration statement on Form N-4, File No. 333-116813, as filed with the SEC on April 27, 2007. Based on the similarity of the new registration statement to the currently effective registration statement (333-116813), Protective Life and the separate account request, in accordance with Securities Act Release No. 6510 (Inv. Co. Act Rel. No. 13768), we request selective review of the new registration statement. For your convenience, we have marked the enclosed copies of the new registration statement to show the differences between it and the currently effective registration statement (333-116813).

The new registration statement differs from the currently effective registration statement (333-116813) in the following respects:

(1)                                  It reflects an increase in available issue age for contracts other than those for which the Maximum Anniversary Value Death Benefit is elected.;

(2)           It reflects changes to the Mortality & Expense Charge and the Administration Charge;

PROTECTIVE LIFE INSURANCE COMPANY/PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY
EMPIRE GENERAL LIFE ASSURANCE CORPORATION/WEST COAST LIFE INSURANCE COMPANY
LYNDON INSURANCE GROUP/CHASE LIFE AND ANNUITY COMPANY
PROTECTIVE LIFE AND ANNUITY COMPANY OF NEW YORK

(3)                                  It permits annuitization within three years after receipt of a Purchase Payment, subject to certain conditions;

(4)                                  The discussion of the Dollar Cost Averaging (“DCA”) Fixed Accounts has been revised to clarify when a contractholder may allocate additional Purchase Payments to a DCA Fixed Account.;

(7)                                  Other changes to the disclosure have been made to improve clarity and to reflect other minor changes to the terms of the contracts.

There are no other material differences between the two registration statements.

As we discussed by telephone on August 21, 2007, Protective Life would like to be able to begin marketing the variable annuity that is described in this new registration statement on November 1, 2007.  If you determine at any point during your review that a November 1, 2007 effective date for this registration statement is unlikely, or if your have any questions or need any additional information, please do not hesitate to call me at (800) 627-0220. As always, we appreciate your courteous assistance.

Very truly yours,

/s/ MAX BERUEFFY

Max Berueffy
Senior Associate Counsel

MB/ji/75837

Enclosures:

cc:	Elisabeth Bentzinger, Esq.
Sutherland, Asbill & Brennan